UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29678/May 25, 2011

In the Matter of	:
	:
TORTOISE TOTAL RETURN FUND, LLC	:
11550 Ash St.	:
Suite 300	:
Leawood, KS 66211	:
	:
(811-22085)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Tortoise Total Return Fund, LLC filed an application on February
15, 2011, and amended on April 8, 2011, requesting an order
under section 8(f) of the Act declaring that it has ceased to be
an investment company.

On April 29, 2011, a notice of filing of the application was
issued (Investment Company Act Release No. 29663). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                        Cathy H. Ahn
                                        Deputy Secretary